S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

January 12, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 2-06 dated January 12, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 12, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 12, 2006 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX (the “Company”) has signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.

Item 5:

Full Description of Material Change

SAMEX (the “Company”) has signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.

During the term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.  The Agreement continues for a term of 12 months and may be terminated on 30 days notice prior to completion of the private placements.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 12th day of January, 2006.

“Larry D. McLean”

Director